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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*


                         WABASH NATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   COMMON STOCK (par value $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                929566  10  7
                       --------------------------------
                                (CUSIP Number)




Mr. James Wong, Fruehauf Trailer Corporation, 1111 Bayside Drive #160, Corona
                    del Mar, CA  92625     (714) 644-9665
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               November 7, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                                           --------------------------------------------
CUSIP NO.    929566   10   7                              SCHEDULE 13D                          PAGE __________ OF __________ PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                   FRUEHAUF TRAILER CORPORATION
                   38-2863240
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                 00
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 DELAWARE
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                            1,023,392
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                              -0-
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                                -0-
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                -0-
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,023,392
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.9%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.       SECURITY AND ISSUER.

This statement relates to the shares of Common Stock, par value $.01 per share ("Common Stock"), of Wabash National Corporation, a Delaware corporation ("Wabash"). The principal executive office of Wabash is located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905.

ITEM 2.       IDENTITY AND BACKGROUND.

This statement is filed on behalf of Fruehauf Trailer Corporation ("Fruehauf"), a Delaware corporation and a debtor in possession under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. Sections 101-1330. Prior to the completion of the sale by Fruehauf to Wabash of certain assets pursuant to the Purchase Agreement referred to in Item 4 below, Fruehauf's principal business included the design, manufacture, marketing, sales, distribution and service of truck trailers and trailer parts throughout North America. Fruehauf currently maintains operations in Mexico and owns certain other assets and is currently operating under the protections of the U.S. bankruptcy laws. The current address of its principal business and executive offices is 1111 Bayside Drive #160, Corona del Mar, California 92625.

During the last five years, Fruehauf (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers and Directors of Fruehauf:

Mr. Chriss W. Street is the President, Chief Executive Officer and Director of Fruehauf, located at 1111 Bayside Drive #160, Corona del Mar, California 92625. Mr. Street's principal occupation is President of Comprehensive Care Corporation, located at 1111 Bayside Drive #100, Corona del Mar, California 92625. Comprehensive Care Corporation develops markets and manages programs for the treatment of chemical dependency and psychiatric disorders. During the last five years, Mr. Street (i) has not been convicted in a criminal proceeding and
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Street is a U.S. citizen.

Mr. James Wong is currently Vice President, Treasurer and Chief Financial Officer of Fruehauf. Mr. Wong's position with Fruehauf is his principal occupation and employment. During the last five years, Mr. Wong (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wong is a U.S. citizen.

Mr. Worth Frederick is currently Vice President and Director of Fruehauf. Mr. Frederick's position with Fruehauf is his principal occupation and employment. During the last five years, Mr. Frederick (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Frederick is a U.S. citizen.

Ms. Courtney Watson is currently Secretary of Fruehauf. Ms. Watson's position with Fruehauf is her principal occupation and employment. During the last five years, Ms. Watson (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Watson is a U.S. citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4 below.

ITEM 4.       PURPOSE OF TRANSACTION.

On April 16, 1997, Fruehauf received from Wabash 1,000,000 newly issued shares of Common Stock and 352,000 shares of newly issued Series B Convertible Exchangeable Preferred Stock of Wabash (collectively, the "Wabash Securities"), as partial consideration for certain assets sold by Fruehauf to Wabash pursuant to that certain Purchase Agreement dated March 13, 1997, by and between Fruehauf and Wabash, as amended by the First Amendment to Purchase Agreement dated March 17, 1997 and the Second Amendment to Purchase Agreement dated April 16, 1997. The Wabash Securities were pledged to Bank of America NT&SA ("BofA") to support Fruehauf's borrowings under that certain Debtor in Possession Loan Agreement dated as of April 16, 1997, by and among Fruehauf, certain of its subsidiaries, and BofA, pending resolution of Fruehauf's bankruptcy case.

On August 15, 1997, Fruehauf sold 600,000 of its shares of Wabash Common Stock to Merrill Lynch, Pierce Fenner & Smith Incorporated ("Merrill Lynch"). The sale to Merrill Lynch was done to enable Fruehauf to pay, in full, the sum of $8,274,115.97 to Bank of America, Fruehauf's debtor in possession lender, and to obtain working capital of approximately $7,367,245.97. On November 7, 1997, Fruehauf sold an additional 200,000 of its shares of Wabash Common Stock to Merrill Lynch. The sale of these shares was done to obtain additional working capital of approximately $5,591,625. The remaining 200,000 shares of Wabash Common Stock and 352,000 shares of Wabash Series B Convertible Exchangeable Preferred Stock are subject to a lien of IBJ Schroeder Bank and Trust Company.

Executive Officers and Directors of Fruehauf:  Not Applicable

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Fruehauf:

(a) As of the date hereof, Fruehauf is the beneficial owner of 200,000 shares of Common Stock and 352,000 shares of Series B Convertible Exchangeable Preferred Stock of Wabash. Such Preferred Stock is convertible into 823,392 shares of Common Stock, subject to adjustment. Assuming such a conversion, Fruehauf has beneficial ownership of an aggregate of 4.9% of the shares outstanding of Common Stock. Such percentage is calculated based upon an aggregate of 19,946,437 shares of Wabash Common Stock outstanding as of August 14, 1997 (and 20,769,829 after giving effect to the foregoing conversion).

(b) Fruehauf has the sole power to vote or direct the vote of 1,023,392 of its shares of the Wabash Securities (after giving effect to the foregoing conversion). Currently, Fruehauf has no shared power to vote or direct the vote of any of the Wabash Securities and Fruehauf has neither sole nor shared power to dispose or direct the disposition of any of the Wabash Securities.

(c) Except as set forth herein, Fruehauf had no transactions in shares of the Wabash Securities during the past 60 days. To the best of Fruehauf's knowledge, none of its directors or officers has effected transactions involving the shares of Wabash Securities during the last 60 days.

(d)  Not Applicable.

(e) Fruehauf ceased to be the beneficial owner of more than 5% of the Common Stock of Wabash on November 7, 1997.

Executive Officers and Directors of Fruehauf:

(a) - (b)     Not Applicable.

(c) The Officers and Directors of Fruehauf have had no transactions in shares of the Wabash Securities during the past 60 days.

(d) - (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Fruehauf:

In connection with the Purchase Agreement referenced in Item 4 of this Schedule 13D, Fruehauf and Wabash entered into a Registration Rights Agreement dated April 16, 1997, providing certain registration rights to Fruehauf with respect to the Wabash Securities.

Executive Officers and Directors of Reporting Person:  Not Applicable

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit       Description of Exhibit
-------       ----------------------

4.01 Purchase Agreement dated March 13, 1997, including exhibits thereto, by and between Fruehauf and Wabash and amendments thereto dated March 17, 1997 and April 16, 1997, is incorporated herein by reference to Exhibit 2.01 to the Current Report on Form 8-K filed May 1, 1997 by Wabash (Commission File Number 1-10883)

4.02 Post-Closing Agreement dated April 16, 1997, between Fruehauf and Wabash (previously filed as an exhibit to this Schedule 13D, filed on May 21, 1997)

4.03 Debtor In Possession Loan Agreement, dated as of April 16, 1997 by and between Fruehauf, certain of its subsidiaries and BofA, is incorporated herein by reference to Exhibit 4.55 to the Current Report on Form 8-K filed May 1, 1997 by Fruehauf (Commission File Number 1-10772)

4.04 Supplement to Debtor In Possession Loan Agreement, dated as of April 16, 1997 by and between Fruehauf, certain of its subsidiaries and BofA, is incorporated herein by reference to
              Exhibit 4.56 to the Current Report on Form 8-K filed May 1, 1997 by Fruehauf (Commission File Number 1-10772)

6.01 Registration Rights Agreement dated April 16, 1997 by and between Fruehauf and Wabash is incorporated herein by reference to Exhibit
              2.02 to the Current Report on Form 8-K filed May 1, 1997 by Wabash (Commission File Number 1-10883)

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             FRUEHAUF TRAILER CORPORATION

   November  24, 1997                          /s/ James Wong
--------------------                         ---------------------------------
         Date
                                            By:    James Wong
                                            Its:   Vice President, Treasurer
                                                   and Chief Financial Officer